EXHIBIT 12.1

Lincare Holdings Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2009	2008	2007	2006	2005
		(As adjusted) (1)	(As adjusted) (1)
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$223,387	$365,544	$358,155	$339,843	$343,066
Add:
Fixed charges deducted from earnings (see below)	55,942	60,457	49,747	29,007	29,721

Earnings available to cover fixed charges	$279,329	$426,001	$407,902	$368,850	$372,787

FIXED CHARGES:
Interest expense, including amounts in operating expense	$15,945	$21,185	$20,837	$8,982	$11,694
Amortized indebtedness	1,769	2,377	5,646	953	738
Amortization of discount on bonds payable	17,246	16,082	2,573	0	0
Interest within rent expense	20,982	20,813	20,691	19,072	17,289

Fixed charges	$55,942	$60,457	$49,747	$29,007	$29,721

RATIO OF EARNINGS TO FIXED CHARGES	4.99	7.05	8.20	12.72	12.54

1)	As adjusted for adoption of FASB ASC 470-20. See Note 1 of the Consolidated Financial Statements for additional information.